EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
Current assets
Cash and cash equivalents	$9,486,757	$12,241,339
Restricted cash –current	1,000,000	2,064,130
Accounts receivable, net	172,879	350,672
Other assets –current	719,033	418,584
Total current assets	11,378,669	15,074,725
Non-current assets
Restricted cash -non-current	2,250,000	1,766,700
Property and equipment, net	153,302	175,437
Oil and gas property – subject to amortization, net	1,264,013	1,427,486
Oil and gas property – not subject to amortization, net	1,064,994	958,133
Deferred charges	1,210,812	1,240,751
Other assets –non-current	504,798	512,105
Total non-current assets	6,447,919	6,080,612
Total assets	$17,826,588	$21,155,337

Liabilities and Equity
Current liabilities
Accounts payable	$191,592	$917,241
Bank loan	980,452	1,105,741
Other current liabilities	21,798	34,250
Accrued expenses	250,036	576,386
Taxes payable	93,466	105,450
Total current liabilities	1,537,344	2,739,068
Non-current liabilities
Asset retirement obligations	-	222,344
Long term liabilities	2,000,000	2,000,000
Total non-current liabilities	2,000,000	2,222,344
Total liabilities	3,537,344	4,961,412

Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2020 and December 31, 2019)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 7,407,955 and 7,363,637 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	19,754	19,636
Additional paid-in capital	38,615,712	36,910,568
Accumulated deficit	(24,346,222)	(20,783,084)
Accumulated other comprehensive income	-	46,805
Total equity	14,289,244	16,193,925
Total liabilities and equity	$17,826,588	$21,155,337

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six months ended June 30,	Six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$1,021,698	$2,197,833

Operating costs and expenses:
Lease operating expenses	1,059,269	1,313,196
Depreciation, depletion and amortization	287,760	449,074
General and administrative expenses	3,512,887	937,313
Total operating costs and expenses	4,859,916	2,699,583

Loss from operations	(3,838,218)	(501,750)

Other income (expense):
Exchange gain	99,441	67,036
Other income (expense), net	175,639	(21,469)
Total other income	275,080	45,567

Loss before income tax	(3,563,138)	(456,183)
Income tax provision	-	-
Net loss	$(3,563,138)	$(456,183)

Comprehensive loss:
Net loss	$(3,563,138)	$(456,183)
Total comprehensive loss	$(3,563,138)	$(456,183)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.48)	$(0.08)
Weighted average ordinary shares outstanding
Basic and diluted	7,382,246	6,000,000

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